

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Bruce M. Rodgers
Chief Executive Officer
LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, FL 33606

      Re: LM Funding America, Inc.
           Registration Statement on Form S-3
           Filed July 30, 2021
           File No. 333-258326

Dear Mr. Rodgers:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Julia Griffith at 202-551-3267 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Finance